UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated November 4, 2011.

Press Release

ABB aims to outgrow its markets from 2011-15, execute on cost and productivity

•                  Organic revenue growth of 7-10% a year (CAGR1), M&A could add 3-4% more

•                  Earnings per share to grow 10-15% a year (CAGR) on an organic basis

•                  Operational EBITDA margin corridor of 13-19%2

•                  New metric, cash return on invested capital, better aligned to investor interests

Zurich, Switzerland, November 4, 2011 — ABB, the leading power and automation technology group, expects to grow faster than its markets over the period 2011 to 2015 by focusing on sectors where its combined power and automation portfolio offers competitive advantages, increasing market penetration in both emerging and mature economies, and becoming more responsive to changing customer needs and macroeconomic trends.

In its updated 5-year strategy announced today, ABB also said tight execution on cost and productivity—aiming for annual productivity improvements equivalent to 3-5 percent of cost of sales—will further contribute to increasing profitability over the period, along with targeted expansion of its service and software businesses.

“We have executed well and delivered strong results over the last five years, despite going through an historic economic downturn,” said Joe Hogan, ABB’s CEO. “That resilience reflects our great position in markets driven by the most important global growth trends, like energy and resource efficiency, the need for power infrastructure and rapid growth in the emerging economies.

“That gives us the confidence to remain ambitious in our targets,” Hogan said. “We expect to outgrow both global GDP and our markets, while aiming for higher profitability and earnings per share. Just as important, we aim to deliver reliable cash returns to our shareholders.

“At the same time, we’ll continue to pursue inorganic growth opportunities in a disciplined way, using our best-in-class balance sheet to create solid shareholder value over the long term.”

ABB expects to grow revenues from 2011 to 2015 at a compound annual growth rate (CAGR) of 7-10 percent organically, compared to estimated annual global GDP growth of 3-4 percent and overall market growth of 5-6 percent. Acquisitions made over the period—the size and timing of which depend on market conditions—have the potential to add another 3-4 percentage points to the targeted organic growth rate.

Summary of Group targets	2011-15	Potential M&A impact
Organic revenue growth (CAGR1)	7-10%	+3% to 4%
Operational EBITDA margin corridor	13-19%	Within the same corridor
Organic EPS growth (CAGR1)	10-15%	+3%
Free cash flow conversion	Annual avg. >90%	Same conversion rate
Cash flow return on invested capital	>20% by 2015	Depends on acquisition timing, steady over the long term

1  Organic includes acquisitions closed by end-October 2011. Excl. Baldor, Ventxy and Mincom, revenue CAGR is 5.5% to 8.5%, CAGR = Compound annual growth rate, base year is 2010

2  See Appendix for definitions of non-GAAP measures

The previous EBIT margin target corridor has been replaced by an operational EBITDA margin corridor, as management is of the opinion that it provides a more accurate picture of the company’s underlying operational performance. In addition, return on capital employed has been replaced by a measure of cash return on invested capital.

“This aligns us better with shareholders’ interest in cash returns and excludes non-operational accounting impacts which distort the company’s reported business performance,” said Michel Demaré, ABB’s Chief Financial Officer.

ABB’s strategy is built around five components: increasing competitiveness by matching production to local market needs while driving productivity and quality improvements; capitalizing on macro trends such as emerging market growth, resource efficiency and climate change where markets are growing faster than global GDP; leveraging its leading market positions and technologies in core businesses like power grids and industrial automation to take market share; continuing its successful acquisition policy to accelerate growth in priority gap areas; and exploiting disruptive opportunities, such as direct current (DC) technologies, to enable a wide range of energy efficient automation and power solutions.

Cost competitiveness will remain a key management priority, with the focus remaining on global sourcing, operational excellence initiatives and optimizing ABB’s global footprint to better balance costs with market growth. In line with its ambition to improve productivity every year, ABB expects to save approximately $1 billion in costs in 2012.

Technology and R&D will remain core to ABB’s long-term strategy, with growth in R&D investments expected to outpace revenue growth over the 2011 to 2015 period.

ABB also published revenue growth and operational EBITDA margin targets for its five divisions, reflecting the company’s ambition to outgrow its main markets and to maintain or increase profitability across the portfolio.

Divisional targets 2011-2015

Division	Organic revenue growth (CAGR1)	Operational EBITDA margin
Power Products	5-7%	14-20%
Power Systems	10-14%	7-11%
Discrete Automation & Motion	12-15%	16-21%
Low Voltage Products	8-11%	16-22%
Process Automation	6-9%	11-15%

1 CAGR = compound annual growth rate, base year is 2010; Organic incl. acquisitions closed by end-Oct 2011

Over the near term, ABB reiterated the outlook made at the end of the third quarter. Economic and political uncertainty currently make forecasts challenging. The slower order growth seen in the company’s early-cycle businesses in the third quarter reflects the GDP slowdown seen in most regions. On that basis, the company expects early-cycle order growth to remain near third-quarter 2011 levels until macroeconomic confidence improves

At the same time, there are also positive short-term drivers. China, India and the rest of Asia continue to grow at a fast pace. Demand also remains robust in areas such as service, medium-voltage and distribution equipment, power network management and power generation solutions, oil and gas, power electronics, robotics, and breakers and switches. Baldor, the industrial motor manufacturer ABB acquired earlier in 2011, is also performing strongly. ABB’s order backlog remains a solid buffer against a near-term slowdown, and the number and size of large projects coming to tender in the next 12 months remains near record levels, especially for high-voltage direct current and upstream oil and gas solutions.

More information

The Strategy 2011-2015 results press release is available from November 4, 2011, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations, where a presentation for investors will also be published.

A video from Chief Executive Officer Joe Hogan on the strategy update will be available at 07:00 a.m. Central European Time (CET) today at www.youtube.com/abb.

ABB will host a press conference starting at 09:00 a.m. CET. U.K. callers should dial +44 203 059 58 62. From Sweden, +46 8 5051 00 31, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 24 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 86 416 2558 (U.S./Canada). The code is 19487, followed by the # key.

ABB will also host a meeting for investors and analysts today at the Swissotel in Zurich-Oerlikon, starting at 11:00 a.m. CET (10:00 a.m. in the U.K., 06:00 a.m. in the U.S.). The meeting will also be available via conference call and a live webcast. Callers should dial +1 866 291 4166 from the U.S./Canada (toll-free), +44 203 059 5862 from the U.K., or +41 91 610 56 00 from the rest of the world. Callers are requested to phone in 15 minutes before the start of the call. A link to the live Webcast will be available at www.abb.com. Presentations will be available for download shortly before the event begins. You’ll find further details under the link “Capital Markets Day” in the “Spotlight” section of our Website at www.abb.com/investorrelations.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 130,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions and the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “aims,” “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	investor.relations@ch.abb.com
Fax: +41 43 317 7958
media.relations@ch.abb.com

Appendix: Definition of non-GAAP measures

Organic: includes acquisitions closed by October 31, 2011

Operational EBIT: Earnings before interest and taxes (EBIT) adjusted for i) unrealized gains and losses on derivatives (FX, commodities, embedded derivatives), ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), iv) restructuring and restructuring-related expenses, and v) charges related to significant acquisitions.

Operational EBITDA: Operational EBIT adjusted for depreciation and amortization

Operational revenues: Revenues adjusted for i) unrealized gains and losses on derivatives, ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and iii) unrealized foreign exchange movements on receivables (and related assets).

Operational EBIT margin: Operational EBIT as a percentage of operational revenues

Operational EBITDA margin: Operational EBITDA as a percentage of operational revenues

ROCE: Return on capital employed, calculated as 12 months EBIT x (1-tax rate) divided by capital employed

Capital employed: the sum of fixed assets and net working capital

Fixed assets: the sum of property, plant and equipment (net), goodwill, other intangible assets (net) and investments in equity method companies

Net working capital (NWC): the sum of i) receivables, net, ii) inventories, net, and iii) prepaid expenses; less iv) accounts payable, trade, v) billings in excess of sales, vi) employee and other payables, vii) advances from customers, and viii) accrued expenses

Normalized earnings per share: Reported basic earnings per share (undiluted) adjusted in the relevant periods for i) the gain on the sale of ABB Lummus Global, ii) the recognition of certain deferred tax assets (DTA), iii) the impact of compliance provisions, iv) costs associated with the cost take-out program and/or restructuring and restructuring-related costs, v) the mark-to-market treatment of hedging transactions and unrealized FX movements on receivables/payables, and vi) Baldor acquisition costs

Gross gearing: Total debt divided by total debt plus total stockholders’ equity (including noncontrolling interests)

Total debt: the sum of short-term debt (including current maturities of long-term debt) and long-term debt

Net cash/Net debt: Cash and equivalents plus marketable securities and short-term investments, less total debt

Free cash flow (FCF): Net cash provided by operating activities adjusted for i) changes in financing and other non-current receivables; ii) purchases of property, plant and equipment and intangible assets; and iii) proceeds from sales of property, plant and equipment

Cash conversion: Free cash flow as a percentage of net income

CROI: Cash return on capital invested, calculated as i) cash provided by operating activities plus interest paid, divided by ii) capital employed plus accumulated amortization and depreciation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: November 4, 2011	By:	/s/ Johanna Henttonen
	Name:	Johanna Henttonen
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance